Filed by Criteo S.A. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Criteo S.A.

Commission File No.: 001-36153

The following report was posted on Criteo’s website at https://criteo.investorroom.com/annuals.

Société anonyme

Share capital: €1,391,497.375

Registered office: 32 rue Blanche, 75009 Paris, France

484 786 249 RCS Paris

(hereinafter “French Criteo” or the “Company”)

REPORT OF THE BOARD OF DIRECTORS TO

THE SHAREHOLDERS AND THE EMPLOYEES IN VIEW OF THE GENERAL MEETING TO BE

HELD ON FEBRUARY 27, 2026

Dear Shareholders,

As shareholders of the Company, we are pleased to inform you that you are invited to attend the General Meeting of the Company to be held on February 27, 2026 at 10:00 am Paris time, at our registered office at 32 Rue Blanche, 75009 Paris, France (the “General Meeting”) to obtain approval, in accordance with the provisions of Article L. 236-52 of the French Commercial Code, on the contemplated redomiciliation of the Company from France to Luxembourg via a cross-border conversion of the Company into a public limited liability company (société anonyme) under Luxembourg law and certain related proposals further described below.

This report (the “Board Report”) has been established by the board of directors of the Company (the “Board of Directors”) in accordance with the terms of Articles L. 236-36 and R. 236-24 of the French Commercial Code applicable by referral from Article L. 236-50 of the same Code. The Board Report is available on the Company’s website at https://criteo.investorroom.com/annuals.

The General Meeting is convened specifically for the following purposes (the “Proposals”):

1.

To consider and vote on a proposal to convert French Criteo, without being dissolved, wound up or placed into liquidation, into a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (such entity, “Lux Criteo” and such transaction, the “Conversion”), thereby transferring its registered office (siège statutaire) and central administration (administration centrale) to the Grand Duchy of Luxembourg, while retaining its legal personality and continuing the terms of office of its directors as of the effective time of the Conversion (the “Effective Time”), i.e., the date of enactment of the Constat Deed (as defined below) by the Luxembourg notary upon the completion of the legality control of the Conversion (the “Conversion Proposal”). References herein to “Criteo” or the “Company” are to, in respect of the time period prior to the Conversion, French Criteo and, in respect of the time period following the Effective Time, Lux Criteo.

2.

After having acknowledged the report prepared by the Board of Directors in accordance with Article 420-26(5) of the Luxembourg Company Law (attached as Schedule 2 to this Board Report) detailing the reasons for the proposal to authorize the Board of Directors to limit or withdraw the shareholders’ preferential subscription rights in respect of the issuance of any new shares from Lux Criteo’s authorized share capital, to consider and vote on a proposal to adopt the articles of association of Lux Criteo, attached as Schedule 3 to this Board Report (the “Lux Articles”), to be effective as of the Effective Time, which, among other things, provide for (a) an authorized share capital excluding the issued and outstanding share capital as of the Effective Time, set at an amount equal to 10% of the issued and outstanding share capital of the Company at the Effective Time as confirmed in the acknowledgment (constat) deed enacted by the Luxembourg notary in the context of the Conversion (the “Constat Deed”), rounded down to the nearest whole number, which consists of a number of shares equal to such authorized share capital divided by the per share nominal value of EUR 0.025; (b) an authorization for the Board of Directors, for a period of five years from the Effective Time, to (i) issue new shares with or without share premium, having the same rights as the existing shares, any subscription and/or conversion rights, including options, time-based restricted stock units, performance-based restricted stock units, warrants or similar instruments and any other instruments convertible into or repayable by or exchangeable for new shares, and to limit or withdraw the shareholders’ preferential subscription rights to the new shares in accordance with Article 420-26(5) of the Luxembourg law dated 10 August 1915 on commercial companies, as amended, (the “Luxembourg Company Law”), and (ii) proceed to a gratuitous allocation of existing shares or shares to be issued from and within the limits of the authorized share capital; (c) an authorization to the Board of Directors for a period of 18 months from the Effective Time to acquire up to 11,000,000 shares (for the avoidance of doubt, this number does not include the shares acquired and held in treasury by the Company prior to the Effective Time); and hold its own shares, in accordance with, Article 430-15(1) of the Luxembourg Company Law and the conditions set forth in the Lux Articles; and (d) an authorization to the Board of Directors for a period of five years from the Effective Time to proceed with the cancellation of any own shares held in treasury from time to time, including the cancellation of any treasury shares acquired by the Company prior to the Effective Time (the “Charter Proposal”).

3.

To consider and vote on a proposal to appoint Deloitte Audit, a private limited liability company (société à responsabilité limitée), having its registered office at 20 Boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS Luxembourg under number B67895, as statutory auditor (réviseur d’entreprises agréé) of the Company, as of the Effective Time, for a mandate expiring at the second annual meeting of the Company following the Effective Time (the “Auditor Proposal”).

4.

To consider and vote on a proposal to approve, authorize and empower the Board of Directors or any person duly appointed and authorized by the Board of Directors, acting individually with full power of substitution and full power of sub-delegation, in the name and on behalf of the Company, (i) for the purposes of the Constat Deed to be passed by the Luxembourg notary in the context of the Conversion, to confirm the following information to the Luxembourg notary as of the date of the Constat Deed: (a) the name, professional address and the terms of office of the directors of the Company; (b) the amount of the issued share capital, the number of ordinary shares and the nominal value of each ordinary share of the Company, for the purposes of including in article 5.1 of the Lux Articles the correct amount of issued share capital, the number of ordinary shares and nominal value of each ordinary share of the Company; and (c) the satisfaction or waiver of any conditions precedent to the Conversion set forth in the draft terms of the Conversion dated January 6, 2026, and (ii) to effect, implement and carry out any actions, steps, formalities or execute any documents, confirmations, acknowledgments, notices as our Board of Directors or such delegate deems relevant, necessary or appropriate, in its sole discretion, in connection with the passing of the Constat Deed before the Luxembourg notary and the Conversion (the “Delegation Proposal”).

5.

To approve the adjournment or postponement of the General Meeting to a later date or dates to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the Conversion Proposal, the Charter Proposal, the Auditor Proposal or the Delegation Proposal (the “Adjournment Proposal”).

The approval of each of the Conversion Proposal, Charter Proposal, Auditor Proposal and Delegation Proposal is conditioned on the approval of the others.

The text of the resolutions of the General Meeting is attached as Schedule 1 to this Board Report.

After careful consideration, on January 6, 2026, the Board of Directors approved the Conversion and each of the Proposals to be voted upon at the General Meeting and recommended that the shareholders vote FOR the approval of each Proposal to be considered and voted upon at the General Meeting. The Board of Directors believes that the Conversion and the Proposals are in the best interests of the Company and its shareholders.

* * *

1.	DESCRIPTION OF THE COMPANY

1.1	Overview and purpose of the Company

1.1.1

The Company has been incorporated as a société par actions simplifiée and has been converted into a société anonyme by a decision adopted by the shareholders on March 3, 2006. It is governed by the laws of France, with a share capital of EUR 1,391,497.375 as of January 1, 2026, having its registered office at 32 rue Blanche – 75009 Paris, France, and is registered with the Paris Trade and Companies Register under number 484 786 249.

1.1.2	The Company is a global technology company specialized in digital advertising, particularly in performance marketing and personalized retargeting.

1.1.3

The Company’s term is set at 99 years from its registration with the Paris Trade and Companies Register, i.e. until November 3, 2104, except in the event it is dissolved before the expiration of its term or if said term is extended by an extraordinary general shareholders’ meeting.

1.1.4	In accordance with its by-laws, the Company’s corporate purposes, directly or indirectly, both in France and abroad, are:

•	providing IT services and software, acting as a communication agency, providing consulting services to companies and engaging in distance sales;

•

taking equity stakes or acquiring interests in all commercial, industrial, financial, real or personal property companies and enterprises by creating new companies, making contributions, subscribing for or purchasing securities or corporate rights, carrying out corporate mergers and entering into alliances or consortia, whether by taking equity stakes or otherwise;

•

managing, administering and disposing of said equity stakes, including providing consulting services in the fields of administration and management, in particular commercial, financial and administrative administration and management; and

•

more broadly, engaging in all financial, commercial, industrial and personal or real property operations that may be directly or indirectly related to the purposes above or any similar or connected purposes that may promote the Company’s expansion or development in France and abroad.

1.2	Share capital

1.2.1

The Company’s share capital amounts to EUR 1,391,497.375 as of January 1, 2026 and is divided into 55,659,895 shares with a nominal value of EUR 0.025 each, fully paid. The Company’s ordinary shares are not admitted to trading on a regulated market, a multilateral trading facility, or an organized trading system. The Company is listed exclusively on a U.S. market (Nasdaq) through American Depositary Shares (the “ADSs”), which are held for the beneficial holders by a depositary bank, Bank of New York Mellon (the “Depositary”) in accordance with the terms of a deposit agreement entered into between the Company and the Depositary on October 29, 2013, as amended from time to time (the “Deposit Agreement”). Each ADS represents one ordinary share of the Company.

1.2.2	In addition to its ordinary shares, the Company has other issued and outstanding equity-linked instruments, including:

•	non-employee warrants (bons de souscription d’actions);

•	time-based restricted stock units (“RSUs”);

•	performance-based restricted stock units (“PSUs”); and

•	stock-options,

(together, the “Equity Instruments”, and the plans governing such Equity Instruments, the “Equity Plans”).

2.	PRESENTATION AND BENEFITS OF THE CONVERSION

2.1	Presentation of the contemplated Conversion

2.1.1

Pursuant to Articles 86d et seq. of Directive (EU) 2017/1132 (as amended by Directive (EU) 2019/2121 of the European Parliament and of the Council of 27 November 2019 as regards cross-border conversions, mergers and divisions), as transposed in Articles L. 236-50 to L. 236-53, R. 236-39 and R. 236-40 of the French Commercial Code, the Conversion is subject to the legal framework governing cross-border mergers, as provided under Articles L. 236-31 to L. 236-45 and R. 236-20 to R. 236-34 of the French Commercial Code, except where those provisions conflict with Articles L. 236-50 to L. 236-53, R. 236-39 and R. 236-40 of the same Code, and to Title X (Restructurings) of the Luxembourg Company Law, and in particular, Section 2 (European cross-border conversions) of Chapter VI (Cross-border conversions) and, by virtue of Article 1000 paragraph 3, Section 1 (General regime for cross-border conversions) of Chapter VI (Cross-border conversions).

2.1.2

The Conversion will be consummated pursuant to the terms and subject to the conditions set forth in the draft terms of the Conversion dated January 6, 2026 (including its schedules, the “Conversion Terms”) which will be filed on January 7, 2026, with the registry of the Paris Court of Economic Activities (tribunal des affaires économiques de Paris) and made available to the shareholders at the Company’s registered office.

2.1.3

The registered office (siège statutaire) and central administration (administration centrale) of the Company will be transferred to 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg (Grand Duchy of Luxembourg).

2.2	Benefits of the Conversion

2.3

The proposed Conversion is the result of a thorough evaluation by the Board of Directors of the optimal corporate structure to unlock sustainable shareholder value and compete effectively in the global technology sector.

2.4	The redomiciliation of the Company to Luxembourg and the direct listing of the Company’s ordinary shares on Nasdaq offer significant benefits, including:

(i)

positioning the Company for potential inclusion in certain U.S. indices, subject to meeting other criteria, thereby expanding the Company’s access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base;

(ii)	providing greater capital management flexibility by reducing or eliminating current restrictions related to share repurchases and holdings of treasury shares; and

(iii)	eliminating fees (including the annual fees currently incurred by ADS holders) and complexities associated with ADSs, potentially increasing stock liquidity.

2.5

In addition, Luxembourg has a well-established regime of cross-border mergers between Luxembourg and U.S. companies, which would facilitate a subsequent transfer of the corporate domicile to the United States. The Board of Directors believes that becoming a U.S.-domiciled company would offer further advantages by allowing broader index inclusion and enabling broader access to passive capital. Following the Conversion, the Company intends to pursue a subsequent corporate redomiciliation from Luxembourg to the United States if the Board of Directors determines such action is in the best interests of the Company and its shareholders, subject to the prior information and consultation process of the Social and Economic Committee (Comité social et économique—the “Works Council”) established at the level of the Criteo Economic and Social Unit (Unité Economique et Sociale—the “Criteo UES”) as required under French law, and subject to required approvals, via a cross-border merger of Lux Criteo into a newly incorporated and wholly-owned U.S. subsidiary.

2.6

The Company’s vision, strategy, and operations will remain unchanged. Its platform is built for the future of commerce, combining AI innovation, cross-channel reach, full-funnel capability, and self-service flexibility – positioning the Company to capture the most important shifts in commerce and advertising. Criteo is entering a new chapter of our evolution, integrating Performance Media, Retail Media, and agentic AI to deliver seamless and intelligent commerce experiences.

2.7

The Conversion reflects the Board of Directors’ confidence in the Company’s future and its commitment to ensuring the Company has the optimal structure to create increased shareholder value and compete effectively in the global technology sector, while preserving its French heritage and foundation, which play an important role in the Company’s success. This change will not impact Criteo group’s global operations, including our AI Lab and broader research and development activities in France.

2.8	Effective Time

2.8.1

In accordance with the provisions of Article 1062-14 of the Luxembourg Company Law, the Conversion (i) will take effect at the Effective Time, and (ii) shall be enforceable towards third parties from the date of publication of the Constat Deed in the RESA.

2.8.2	The legal, tax and accounting effective time of the Conversion shall be the Effective Time.

3.	AUTHORIZATION FROM THE BOARD OF DIRECTORS AND EMPLOYEES’ REPRESENTATIVE BODIES

3.1	Board of Directors

3.1.1

The Board of Directors, in its meeting held on January 6, 2026, approved the Conversion Terms and granted full powers to the Company’s Chief Executive Officer, with full power of substitution and full power of sub-delegation, to sign, amend, finalize on behalf of the Company, the Conversion Terms and all other related agreements or documents, as well as take any action necessary, appropriate or useful to effect and complete the Conversion.

3.1.2	The decision to proceed with the Conversion to be adopted by the General Meeting of the Company is not subject to any other approval from any other corporate body of the Company.

3.1.3

In determining that the Company would have the ability to acquire and hold up to 11,000,000 of its own shares (not including shares acquired and held in treasury prior to the Effective Time) pursuant to the Lux Articles, the Board of Directors determined that, among other reasons, it would be advisable to have the ability to repurchase such shares to mitigate dilution to current shareholders resulting from the vesting of equity awards under any Company’s Equity Plans. Also, it would provide the Board of Directors with the flexibility to deploy dynamic capital management programs, enabling timely responses to market volatility, the execution of strategic capital returns to shareholders, and the ability to take advantage of periods when the Company’s shares trade below intrinsic value.

3.1.4

Following the Conversion and the adoption of the Lux Articles, the Board of Directors intends from time to time to cancel any number of its own shares held in treasury in excess of 10% of the outstanding aggregate number of shares.

3.1.5

Following the Conversion and the adoption of the Lux Articles, the Board of Directors intends to suspend the right to dividends with respect to its own shares held in treasury and maintain the distributable profit at the same amount, allocate it among the shares in respect of which the exercise of the rights is not suspended, and matured coupons (dividend entitlements) in respect of shares held in treasury will be cancelled.

3.2	Employees’ representative bodies

3.2.1	The Works Council of the Criteo UES has been informed and consulted on the Conversion Terms and has rendered its opinion on January 5, 2026, which is attached as Schedule 4 to this Board Report.

4.	DISSENTER OPTION AND INDEPENDENT EXPERT

4.1	Exercise of the Dissenter Option

4.1.1

The Dissenter Option (as such term is defined below) may only be exercised by holders of ordinary shares of the Company. The ADS holders must surrender all, and not less than all, the ADSs they hold and withdraw the ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement prior to January 20, 2026, and then exercise the Dissenter Option as described in this Section 4.1. Information on the process for surrendering ADSs is made available at the Company’s investor website at http://criteo.investorroom.com/capital-structure.

4.1.2

It is recalled that Articles L. 236-40, R. 236-21 13° and R. 236-25 to R. 236-28 of the French Commercial Code allow (i) shareholders of the Company who voted against the approval of the Conversion at the General Meeting, (ii) holders of non-voting shares, and (iii) shareholders whose voting rights are temporarily suspended, to surrender their ordinary shares for cash if the Conversion entails that they will hold, upon completion of the transaction, shares in a company governed by the laws of another EU Member State (the “Dissenter Option”).

4.1.3	The Dissenter Option may be exercised as follows:

a)

the holders of ordinary shares of the Company entitled to exercise the Dissenter Option as described in Section 4.1.2 above, shall send a Dissenter Option exercise form to the Company via Uptevia, its registrar, covering all, and not less than all, of the ordinary shares they hold on the date of the Dissenter Option exercise request by completing the Dissenter Option exercise form attached as Schedule 6 to this Board Report that is also available on the Company’s investor website at http://criteo.investorroom.com/capital-structure and submitting the completed form to Uptevia, 90 – 110 Esplanade du Général de Gaulle – 92931 Paris La Défense Cedex, France, or on the Internet at https://www.investors.uptevia.com/investor/#/contact-us/form-call, no later than 10 days following the General Meeting;

b)

within 10 days following receipt of a valid Dissenter Option exercise form from a holder of the Company’s ordinary shares (a “Dissenting Shareholder”), the Company must send the Dissenting Shareholder an offer (the “Dissenter Offer”) setting out the Dissenter Price (as such term is defined below), the proposed form of payment and the period during which the Dissenter Offer remains open, which may not be less than 10 days (the “Offer Period”);

c)

within the Offer Period, Dissenting Shareholders may accept the Dissenter Offer or challenge the Dissenter Price. Dissenting Shareholders who do not accept the Dissenter Offer within the Offer Period shall be deemed to have rejected the offer and will continue to hold their shares;

d)

any challenge to the Dissenter Price must be brought before the Paris Court of Economic Activities (Tribunal des activités économiques de Paris), and the Company and the challenging Dissenting Shareholder(s) will jointly select, or, failing to agree, the competent commercial court without possibility of appeal, will select an independent expert to reassess the Dissenter Price (the “Second Independent Expert”), whose evaluation shall be final and non-appealable. Any potential additional consideration determined by the Second Independent Expert will apply to all Dissenting Shareholders;

e)

if a Dissenting Shareholder sells any ordinary shares of the Company prior to the Effective Time, such ordinary shares will not be surrendered for cash, provided that if such Dissenting Shareholder reacquires any ordinary shares and holds them at the Effective Time, they would be surrendered and repurchased for cash up to the number of shares for which the Dissenter Option was initially and validly exercised;

f)	each ordinary share for which the Dissenter Option is validly exercised will be surrendered and repurchased by the Company within two months following the Effective Time.

4.1.4	It is recalled that the Dissenter Option does not suspend the completion of the Conversion.

4.1.5

It is expressly stated that the Dissenter Offers will be conditional upon the Conversion becoming effective in accordance with Section 2.8, failing which any Dissenter Offers, as well as any acceptances that may have been exchanged between the Company and the Dissenting Shareholders, shall automatically lapse, and be deemed null and void.

4.1.6

Subject to Section 4.1.5 above, each ordinary share for which the Dissenter Option is validly exercised will be repurchased by the Company in cash, by wire transfer, within two months as of the Effective Time. Upon the repurchase, such ordinary shares will become treasury shares of the Company.

4.2	Dissenter Price – Retained Valuation Methodology

4.2.1

In accordance with the terms of Article R. 236-26 of the French Commercial Code, the Company has determined that its ordinary shares for which the Dissenter Option is validly exercised will be repurchased at a price of EUR 17.94 per share (the “Dissenter Price”).

4.2.2

The valuation methodology retained by the Company for determining the Dissenter Price is the volume-weighted average trading price of the Company’s ADSs on Nasdaq (based on USD to EUR exchange rate of 0.8598) during the 30 calendar days immediately preceding October 29, 2025, i.e., the date of the press release announcing the Company’s intent to pursue the Conversion (so as not to take into account any impact of such announcement on the trading price, in accordance with Article L. 236-37 of the French Commercial Code).

4.2.3

The amount of the Dissenter Price has been assessed by the Independent Expert, as stated in the Independent Expert Report made available to the shareholders in accordance with Articles L. 236-10 and L. 236-37 of the French Commercial Code applicable by referral from Article L. 236-50 of the same Code, and as further detailed in Section 4.3 below.

4.2.4	Other than in respect of the Second Independent Expert determination, if any, the Dissenter Price will not be subject to any adjustment between the date hereof and the Effective Time.

4.3	Independent Expert

4.3.1

On October 31, 2025, the President of the Paris Court of Economic Activities (Tribunal des activités économiques de Paris) has appointed Christophe Lambert from Finexsi—Expert & Conseil Financier, professionally domiciled at 14, rue de Bassano, 75116 Paris, and registered with the Paris Trade and Registry under number 415 195 189, as the independent expert (the “Independent Expert”).

4.3.2

In accordance with Articles L. 236-10 and L. 236-37 of the French Commercial Code, applicable by referral from Article L. 236-50 of the French Commercial Code, the Independent Expert is responsible for preparing a written report for the benefit of the shareholders regarding, inter alia, (i) the method(s) used to determine the Dissenter Price in the context of the Dissenter Option, (ii) the adequacy of such method(s), and (iii) any particular valuation difficulties (if any) (the “Independent Expert Report”).

4.3.3

In the performance of its duties, the Independent Expert has had access to all documents it deemed necessary, carried out all necessary verifications, and heard any person whose testimony it deems necessary.

4.3.4

The Independent Expert Report has been drawn up in compliance with the legal provisions of the French Commercial Code and is available to shareholders at the Company’s registered office and on the Company’s investor website at https://criteo.investorroom.com/annuals.

5.	CONDITIONS PRECEDENT

5.1	The Conversion shall be subject to the satisfaction or, to the extent permitted by applicable law, waiver, of the following conditions precedent:

(a)

the (i) total number of shares for which the Dissenter Option is validly exercised not exceeding 10% of the Company’s outstanding share capital, and (ii) final aggregate Dissenter Price not exceeding EUR 94.25 million;

(b)	an affirmative answer from the French tax authorities to the tax ruling request submitted by the Company, confirming that the reorganization would not trigger material French tax consequences;

(c)

approval at the General Meeting of the resolutions on (i) the Conversion Proposal and the Charter Proposal by a two-thirds majority of the votes cast by shareholders present or represented, and (ii) the Auditor Proposal and the Delegation Proposal by a majority of the votes cast by the shareholders present or represented;

(d)

obtaining the certificate of conformity to be issued by the registry of the Paris Court of Economic Activities (Tribunal des activités économiques de Paris) in accordance with Articles L. 236-42 and R. 236-29 and R. 236-30 of the French Commercial Code, applicable by referral from Article L. 236-50 of the same Code;

(e)	the execution of the acknowledgment (constat) deed by the Luxembourg notary and notarization of the Company’s amended and restated articles of association as adopted by the General Meeting;

(f)

the registration statement on Form S-4 filed with the U.S. Securities Exchange Commission (the “SEC”) with respect to the ordinary shares of the Company shall have become effective under the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder (as amended), and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; and

(g)	confirmation from Nasdaq that the ordinary shares of the Company will be listed on Nasdaq following the Conversion.

5.2	The conditions precedent set forth in Sections 5.1(a), 5.1(b) and 5.1(g) may be waived in whole or in part by the Board of Directors at its sole discretion.

5.2.1

Should the Conversion not be completed by June 30, 2027 at the latest (the “Long Stop Date”), the Conversion Terms will be deemed null and void, unless the Board of Directors decides at its sole discretion on or before such date that it is in the best interest of the Company to extend this Long Stop Date.

6.	GOVERNANCE

6.1	The Company’s officers and management in place immediately prior to the Effective Time will remain in place following the completion of the Conversion.

6.2

Upon Conversion, a meeting of the Board of Directors will be held for the purposes of inter alia (i) delegating the powers of a directeur général in accordance with the Luxembourg Company Law and the Lux Articles to the chief executive officer of the Company that is in office immediately prior to the Effective Time and (ii) delegating the daily management of the Company to a day-to-day manager of the Company in accordance with the Luxembourg Company Law and the Lux Articles.

7.	CONSEQUENCES OF THE CONVERSION FOR THE SHAREHOLDERS

7.1	Shareholders’ Rights

7.1.1

The completion of the Conversion will change the governing law that applies to the Company from French law to Luxembourg law. Many of the principal attributes applicable to the Company’s shares will be similar. The rights of the Company’s shareholders would be preserved, insofar as Luxembourg company law provides protections comparable to those of French law.

7.1.2

A comparison table between shareholders’ rights of Criteo as a French company and as a Luxembourg company is attached as Schedule 5 of this Board Report. This summary is not an exhaustive review of the French Commercial Code and the Luxembourg Company Law. Reference should be made to the full text of the French Commercial Code and the Luxembourg Company Law and the regulations thereunder for particulars of any differences between them, and to the French by-laws and the Lux Articles. Shareholders should consult their legal or other professional advisors with regard to the implications of the Conversion which may be of importance to them.

7.2	Special Rights and Privileges Granted to Shareholders

7.2.1	No shareholders and/or ADS holders enjoy special rights or have special rights against the Company.

7.2.2	No special right or privilege will be granted to the shareholders of the Company upon completion of the Conversion.

7.2.3	The Company’s ordinary shares will be listed on Nasdaq as from the Effective Time.

7.3	Special Rights and Privileges Granted to Beneficiaries of Equity Instruments

7.3.1

The rights attached to the stock subscription warrants (bons de souscription d’actions), as well as the terms and conditions for the subscription of shares upon exercise of such warrants, will remain unchanged upon completion of the Conversion. The protection of the holders of such stock subscription warrants issued prior to the Effective Time will be maintained in accordance with the terms and conditions set forth in the relevant warrant agreements, and applicable French laws. Upon exercise of such warrants after the Effective Time, the Board of Directors will have the authority to issue and deliver new shares within the framework of the authorized share capital created under the Lux Articles, under the same terms and conditions as those set forth in the relevant warrant agreements.

7.3.2

The rights attached to the RSUs and PSUs will remain unchanged upon the Effective Time. Upon vesting of such RSUs and PSUs after the Effective Time, the Board of Directors will have the authority to deliver existing shares or to issue new shares within the framework of the authorized share capital created under the Lux Articles, under the same terms and conditions as those set forth in the relevant RSU and PSU Plans.

7.3.3	No stock-options will be outstanding on the Effective Time, and the Company does not intend to grant any prior to that date.

7.3.4

For the avoidance of doubt, upon exercise of their rights under the Equity Plans (i) prior to the Effective Time, the beneficiaries will receive shares in the Company under its current form, which will become shares of the Company as a Luxembourg public limited liability company as of the Effective Time, and (ii) as from the Effective Time, the beneficiaries will receive shares in the Company as a Luxembourg public limited liability company.

8.	CONSEQUENCES OF THE CONVERSION FOR THE EMPLOYEES

8.1

The Conversion will have no social consequences on employees who will all be transferred to the French branch of Criteo Lux pursuant to Article L. 1224-1 of the French Labor Code and will hence remain in France.

8.2	All employment contracts in force on the Effective Time shall be maintained without interruption or change.

8.3	No job cut(s) will occur as a result of the Conversion.

8.4	Employees shall retain their individual and collective rights, as well as the benefit of collective bargaining agreements and company-level agreements in force on the Effective Time.

8.5	The Company anticipates employing some personnel in Luxembourg to strengthen the Company’s structure.

8.6	The Conversion will have no social consequences on employees of the Company’s subsidiaries.

8.7

Under French law, the Company is not subject to any employee participation rights requirements as defined by Article L. 2351-6 of the French Labor Code and by EU Directive 2019/2121 dated November 27, 2019. Consequently, the Company is not required to implement the procedures referred to in Article R. 236-40, 6° of the French Commercial Code, relating to employee participation rights in the Company as a Luxembourg public limited company.

9.	CONSEQUENCES OF THE CONVERSION FOR CREDITORS

9.1

The Conversion is not expected to, in itself, result in any modification of the rights of the Company’s creditors. Creditors whose claims predate the Conversion will retain all their rights with respect to the Company and its shareholders after the completion of the Conversion. The terms of their contracts will remain unchanged (including the governing law) and will survive in an unaltered form.

9.2

The creditors will also retain the benefit of the securities (sûretés) that were granted to them (if any) prior to the completion of the Conversion (unless otherwise provided in the underlying agreement(s) constituting such securities).

9.3

Pursuant to the provisions of Article L. 236-15 of the French Commercial Code applicable by referral from Article L. 236-50 of the same Code, the Company undergoing a cross-border conversion remains liable to creditors whose claims exist prior to the date of publication of the Conversion Terms of the Conversion and have not yet fallen due at the time of such publication.

9.4

Pursuant to Article R. 236-34 of the French Commercial Code, creditors of the Company have a three-month period from the date of the last publication in a legal announcement journal (journal d’annonces légales) and the French Official Civil and Commercial Announcements (BODACC) to file an opposition and require the repayment or guarantees for the repayment of claims arising prior to the publication of the Conversion Terms.

9.5	In such cases, a court decision either rejects the creditor’s opposition or orders the repayment of the claim or provision of guarantees if offered by the Company and deemed sufficient.

9.6

If the court decision is not applied by the Company, the Conversion shall not be enforceable against that creditor in accordance with the provisions of Article L. 236-15 applicable by referral from Articles L. 236 31 and R. 236 34 of the French Commercial Code.

9.7	An opposition filed by a creditor does not prevent the continuation of the Conversion pursuant to Article L. 236 15 of the French Commercial Code.

9.8

In any event, creditors may bring an action against the Company before the competent courts in France within two years of the Effective Time (Articles R. 236-34, L. 236-15, L. 236-16 and L. 236-44 of the French Commercial Code applicable by referral from Article L. 236-50 of the same Code).

9.9	It is specified that, to the best of its knowledge, the Company is up to date with its tax and social security obligations.

10.	TAX TREATMENT

10.1

Since the Conversion is carried out in accordance with the Directive (EU) 2017/1132 (as amended by Directive (EU) 2019/2121 of the European Parliament and of the Council of 27 November 2019 as regards cross-border conversions, mergers and divisions), it will occur without dissolution or liquidation of the Company, which will retain its legal personality. Additionally, all assets and liabilities currently held by the Company will immediately, as of the Effective Time, be allocated to, and recorded on the balance sheet of, the French permanent establishment of the Company and all employees currently employed by the Company will be assigned to this permanent establishment which will pursue the activities and functions already performed in France, within the framework of the newly registered French branch. As a consequence, the Conversion will not trigger the consequences of a termination of business pursuant to Article 221 of the French Tax Code, and will have no material adverse French corporate income tax consequences on the Company.

10.2	A request for a tax ruling has formally been submitted to the French tax authorities to confirm the application of such corporate income tax neutrality regime.

11.	APPROVAL OF THE CONVERSION

11.1

In accordance with Article L. 236-9 of the French Commercial Code, applicable by referral from Articles L. 236-31 and L. 236-50 of the same Code, the Conversion is subject to approval by a two-thirds majority of the votes cast by shareholders present or represented at an extraordinary general meeting, with a quorum of at least one third of the shares entitled to vote.

11.2	In addition, the Conversion Approval is conditioned on the approval of the Charter Proposal, Auditor Proposal and Delegation Proposal.

Accordingly, the Board of Directors invites you to vote in favor of (i) the Conversion, the terms of which are detailed in this Board Report and in the Conversion Terms, and (ii) the other Proposals that are presented to you for the purposes of completing the Conversion.

DISCLAIMERS

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the transaction; failure to satisfy any of the other conditions to the transaction, including the condition that the option to withdraw shares for cash in connection with the transaction is not exercised above a certain threshold; the transaction not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the transaction; failure to list our shares on Nasdaq following the transaction or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the transaction; the disruption of current plans and operations by the transaction; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the transaction, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the transaction; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the transaction by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the transaction, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the transaction; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the transaction, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed in connection with the transaction, as well as future filings and reports by the Company. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the transaction, Criteo filed a Registration Statement on Form S-4 with the SEC that includes a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the transaction and also constitutes a preliminary prospectus. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the transaction and the other proposals relating to the transaction set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the registration statements, the proxy statement / prospectus (if and when available) or any other document that Criteo may file with the SEC with respect to the transaction. The definitive proxy statement / prospectus will be mailed to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE TRANSACTION.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the transaction, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the transaction. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the transaction to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

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